
TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915


06015750

July 26, 2006

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549


PROCESSING
SECTION
RECEIVED
AUG 0 3 2006
151
SEC MAIL
WASH, D.C.

SUPPL

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Amended Form 51-101F2[(1)]

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: M. Kohut, Trilogy Energy Ltd.

dlw 8/7

AMENDED FORM 51-101F2[1]

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR

Terms to which a meaning is ascribed in National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* have the same meaning in this form.

Report on Reserves Data

To the Board of Directors of Trilogy Energy Ltd. (the "Company"), the administrator of Trilogy Energy Trust (the "Trust"):

1. We have evaluated the Trust's reserves data (as defined in the Trust's annual information form dated March 3, 2006) as at December 31, 2005. The reserves data consists of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Trusts' management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserve data of the Trust evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated and reported on to the Company's Board of Directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
			M$	M$	M$	M$
Paddock Lindstrom & Associates Ltd.	February 1, 2006	Canada	-	$1,294,167	-	$1,294,167

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(signed) Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

March 3, 2006 and July 24, 2006 as amended[1]

Note:

(1) The Trust's Form 51-101F2 originally filed, which was attached to the Trust's annual information form dated March 3, 2006, erroneously did not include "M$" in the column headings under "Net Present Value of Future Net Revenue" within the table included in item 4 thereof. This amended Form 51-101F2 of the Trust includes "M$" in the column headings within the table included in item 4 hereof and, as a result, correctly sets forth the Net Present Value of Future Net Revenue for the Trust's reserves as evaluated by Paddock Lindstrom & Associates Ltd. for the year ended December 31, 2005.